UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                           ACT Teleconferencing, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                     955104
                                 (CUSIP Number)

                              Susan W. Wiles, Esq.
                             Shefsky & Froelich Ltd.
                              111 East Wacker Drive
                                   Suite 2800
                             Chicago, Illinois 60601
                                 (312) 527-4000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 12, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS S.S. OR
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Gary Martin Glaser
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    |_|
                                                         (b)    |_|

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   PF and OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      |_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA
--------------------------------------------------------------------------------
   NUMBER OF SHARES   7        SOLE VOTING POWER
     BENEFICIALLY
        OWNED                  1,636,785*
      BY EACH         ----------------------------------------------------------
      REPORTING       8        SHARED VOTING POWER
        PERSON
        WITH:                  -0-
                      ----------------------------------------------------------
                      9        SOLE DISPOSITIVE POWER

                               1,636,785*
                      ----------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

                               -0-
                      ----------------------------------------------------------

* This figure includes 1,186,785 shares of Issuer's Common Stock purchased on the market and warrants. Issuer granted warrants to purchase 9,000 shares of Series AA Convertible Preferred Stock to Belle Haven Investments, L.P., pursuant to a Consulting Agreement, 50% of which (or 4,500) are to be issued to Mr. Glaser. Each share of Series AA Convertible Preferred Stock is convertible into 100 shares of Common Stock (or 450,000 shares of Common Stock).

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,636,785
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                |_|

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   9.5%**
14 TYPE OF REPORTING PERSON

   IN

** This figure is based on there being approximately 16,775,129 shares of Common Stock outstanding as of November 11, 2005.

Item 1. Security and Issuer.
        Common Stock, no par value per share ("Common Stock")

        ACT Teleconferencing, Inc. (the "Issuer")
        1658 Cole Boulevard, Suite 130
        Golden, CO 80401

Item 2. Identity and Background.

      (a)   Gary Martin Glaser

      (b)   Business Address:5 Greenwich Office Park Greenwich, CT 06831

      (c) The Filing Person: Mr. Glaser is a Senior Managing Director of Belle Haven Investments, L.P., having its principal place of business at 5 Greenwich Office Park, Greenwich, CT 06831.

      (d) During the past five years, the Filing Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

      (e) During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

      (f)   United States of America

Item 3. Source and Amount of Funds or Other Consideration.

      See response to Item 4.

Item 4. Purpose of Transaction.

      Mr. Glaser acquired 1,186,785 shares of the Issuer's no par value Common Stock through a series of acquisitions on the market commencing on July 29, 2005 and ending on November 16, 2005. The price per share ranged from $0.3100 to $0.6500. See the response to Item 5(c). Mr. Glaser used his personal funds.

      In connection with the initial closing of the Securities Purchase Agreement, dated June 30, 2005, the Issuer granted warrants to purchase up to 9,000 shares of Series AA Preferred Stock to Belle Haven Investments, L.P., or its designee, 50% of which (or 4,500) are to be issued to Mr. Glaser. Each share of Series AA Preferred Stock is convertible into 100 shares of Issuer's Common Stock (for a total of 900,000 shares of Common Stock). Mr. Glaser is entitled to half of the warrants (representing
      450,000 shares of Common Stock). Although the warrants have not been issued, they are immediately exercisable and expire on August 18, 2010. The warrants were not purchased, but were received as compensation pursuant to a Consulting Agreement.

      Although Mr. Glaser may purchase or sell shares of Issuer's Common Stock in the ordinary course of business, he has no plans or proposals with regard to any of the events identified in (a) through (j) of this Item 4. Mr. Glaser has no plans or proposals to acquire control, liquidate, sell the assets of, merge or make any other major change in Issuer's business or corporate structure.

Item 5. Interest in Securities of the Issuer.

      (a) The Filing Person beneficially owns 1,636,785 shares of Common Stock (the "Shares"). This figure includes 1,186,785 shares of Issuer's no par value Common Stock and warrants to purchase shares of Series AA Convertible Preferred Stock which are convertible into 450,000 shares of Common Stock. See the response to Item 4. The Shares represent approximately 9.5% of the outstanding shares of Common Stock (based on approximately 16,775,129 shares of Common Stock outstanding as of November 11, 2005).

      (b) The Filing Person has sole voting and sole dispositive power with respect to the Shares.

      (c) During the past six months, Mr. Glaser acquired the following warrants and shares of common stock:

   ----------    ------------------    ----------------------     --------------
   DATE            AMOUNT OF              PRICE PER SHARE         HOW ACQUIRED
                   SHARES (1)
   ----------    ------------------    ----------------------     --------------
   07/29/05              1,000                     $0.6375        OTCBB
   ----------    ------------------    ----------------------     --------------
   08/18/05              4,500 (2)     Per Consulting             Private
                                       Agreement                  Transaction
   ----------    ------------------    ----------------------     --------------
   08/03/05             10,000                     $0.598         OTCBB
   ----------    ------------------    ----------------------     --------------
   08/03/05                700                     $0.5964        OTCBB
   ----------    ------------------    ----------------------     --------------
   08/16/05              9,020                     $0.610         OTCBB
   ----------    ------------------    ----------------------     --------------
   08/16/05                100                     $0.600         OTCBB
   ----------    ------------------    ----------------------     --------------
   08/16/05             10,000                     $0.610         OTCBB
   ----------    ------------------    ----------------------     --------------
   08/16/05             10,000                     $0.610         OTCBB
   ----------    ------------------    ----------------------     --------------
   08/16/05              9,900                     $0.610         OTCBB
   ----------    ------------------    ----------------------     --------------
   08/16/05              9,200                     $0.650         OTCBB
   ----------    ------------------    ----------------------     --------------

   ----------    ------------------    ----------------------     --------------
   DATE            AMOUNT OF              PRICE PER SHARE         HOW ACQUIRED
                   SHARES (1)
   ----------    ------------------    ----------------------     --------------
   08/16/05              5,050                     $0.600         OTCBB
   ----------    ------------------    ----------------------     --------------
   08/16/05              1,700                     $0.600         OTCBB
   ----------    ------------------    ----------------------     --------------
   08/16/05              8,300                     $0.610         OTCBB
   ----------    ------------------    ----------------------     --------------
   08/16/05                980                     $0.600         OTCBB
   ----------    ------------------    ----------------------     --------------
   08/16/05              4,950                     $0.560         OTCBB
   ----------    ------------------    ----------------------     --------------
   08/16/05             10,000                     $0.600         OTCBB
   ----------    ------------------    ----------------------     --------------
   08/17/05             10,000                     $0.650         OTCBB
   ----------    ------------------    ----------------------     --------------
   08/18/05              6,363                     $0.570         OTCBB
   ----------    ------------------    ----------------------     --------------
   08/19/05              4,437                     $0.5989        OTCBB
   ----------    ------------------    ----------------------     --------------
   08/23/05             25,000                     $0.618         OTCBB
   ----------    ------------------    ----------------------     --------------
   09/07/05              8,250                     $0.450         OTCBB
   ----------    ------------------    ----------------------     --------------
   09/14/05             15,800                     $0.450         OTCBB
   ----------    ------------------    ----------------------     --------------
   09/21/05             10,000                     $0.394         OTCBB
   ----------    ------------------    ----------------------     --------------
   09/21/05              5,300                     $0.410         OTCBB
   ----------    ------------------    ----------------------     --------------
   09/21/05             10,000                     $0.403         OTCBB
   ----------    ------------------    ----------------------     --------------
   09/22/05            200,000                     $0.45          OTCBB
   ----------    ------------------    ----------------------     --------------
   09/22/05              1,000                     $0.410         OTCBB
   ----------    ------------------    ----------------------     --------------
   09/27/05             23,938                     $0.450         OTCBB
   ----------    ------------------    ----------------------     --------------
   09/28/05             14,838                     $0.45          OTCBB
   ----------    ------------------    ----------------------     --------------
   09/28/05              1,062                     $0.45          OTCBB
   ----------    ------------------    ----------------------     --------------
   09/29/05                400                     $0.45          OTCBB
   ----------    ------------------    ----------------------     --------------
   09/30/05              1,900                     $0.45          OTCBB
   ----------    ------------------    ----------------------     --------------
   10/03/05             34,064                     $0.45          OTCBB
   ----------    ------------------    ----------------------     --------------
   10/04/05             37,211                     $0.45          OTCBB
   ----------    ------------------    ----------------------     --------------
   10/05/05              1,425                     $0.45          OTCBB
   ----------    ------------------    ----------------------     --------------
   10/05/05             25,000                     $0.419         OTCBB
   ----------    ------------------    ----------------------     --------------
   10/05/05             19,600                     $0.400         OTCBB
   ----------    ------------------    ----------------------     --------------
   10/07/05             49,800                     $0.398         OTCBB
   ----------    ------------------    ----------------------     --------------
   10/07/05              5,400                     $0.400         OTCBB
   ----------    ------------------    ----------------------     --------------
   10/10/05             31,550                     $0.399         OTCBB
   ----------    ------------------    ----------------------     --------------
   10/11/05                 67                     $0.400         OTCBB
   ----------    ------------------    ----------------------     --------------
   10/12/05            118,583                     $0.400         OTCBB
   ----------    ------------------    ----------------------     --------------
   10/17/05             10,000                     $0.350         OTCBB
   ----------    ------------------    ----------------------     --------------
   10/17/05             25,000                     $0.394         OTCBB
   ----------    ------------------    ----------------------     --------------
   10/18/05            200,000                     $0.35          OTCBB
   ----------    ------------------    ----------------------     --------------
   10/19/05             25,000                     $0.330         OTCBB
   ----------    ------------------    ----------------------     --------------
   10/25/05             50,000                     $0.310         OTCBB
   ----------    ------------------    ----------------------     --------------
   10/25/05             50,000                     $0.310         OTCBB
   ----------    ------------------    ----------------------     --------------
   10/26/05             15,950                     $0.310         OTCBB
   ----------    ------------------    ----------------------     --------------
   10/26/05              8,862                     $0.310         OTCBB
   ----------    ------------------    ----------------------     --------------
   11/16/05            100,000                     $0.32          OTCBB
   ----------    ------------------    ----------------------     --------------

      (1) Unless otherwise indicated, the number identifies shares of Common Stock of Issuer.

      (2) Mr. Glaser acquired warrants to purchase 4,500 shares of Series AA Convertible Preferred Stock. Each share of Series AA Convertible Preferred Stock is convertible into 100 shares of Issuer's Common Stock (450,000 shares). See response to Item 4.

      During the past six months, Mr. Glaser sold the following shares of Common
      Stock:

   ----------    ------------------    ----------------------     --------------
   DATE           AMOUNT OF SHARES         PRICE PER SHARE        HOW SOLD
   ----------    ------------------    ----------------------     --------------
   08/10/05                200                     $0.550         OTCBB
   ----------    ------------------    ----------------------     --------------
   08/10/05             11,500                     $0.55          OTCBB
   ----------    ------------------    ----------------------     --------------
   11/14/05             38,215                     $0.58          OTCBB
   ----------    ------------------    ----------------------     --------------


      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      See the response to Item 4.

Item 7. Material to be filed as Exhibits.

      The Issuer has not issued Mr. Glaser the warrant described in the response to Item 4.

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2005

                                       By:  /S/ Gary Martin Glaser
                                          --------------------------------------
                                                Gary Martin Glaser